FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                              --------------------------
                                     1934
                                     ----


                                August 21, 2003

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                Form 20-F    X                     Form 40-F
                          -------                            -------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                Yes                                No           X
                          -------                            -------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                Yes                                No           X
                          -------                            -------


     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                Yes                                No           X
                          -------                            -------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- n/a.


                                                                Total Pages: 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            Smith & Nephew plc
                                            (Registrant)


Date: August 21, 2003                  By:  /s/ Paul Chambers
                                            -----------------
                                            Paul Chambers
                                            Company Secretary

Smith & Nephew plc          T 44 (0) 207 401 7476                   [COMPANY LOGO] We are smith & nephew
15 Adam Street              F 44 (0) 207 960 2350
London WC2N 6LA             www.smith-nephew.com
England







21 August 2003

          SMITH & NEPHEW INFORMED OF SEC INFORMAL INVESTIGATION INTO
                            CENTERPULSE ACCOUNTING

Smith & Nephew has been informed by Centerpulse AG that the US Securities and Exchange Commission is conducting an informal investigation into certain Centerpulse accounting issues. Smith & Nephew has no further details to impart at this time.

Smith & Nephew announced recently that it does not intend to increase its offers for Centerpulse and InCentive Capital. Under Swiss law Smith & Nephew's offers for the two companies remain open until 27 August 2003.


Enquiries

Angie Craig                                   Tel: +44 (0) 20 7401 7646
Smith & Nephew

David Yates                                   Tel: +44 (0) 20 7831 3113
Financial Dynamics


United States of America

The offer for Centerpulse shares is being made in the United States only through a prospectus/offer to exchange, which is part of a registration statement filed with the SEC by Smith & Nephew Group. Centerpulse shareholders who are US persons or are located in the United States are urged to read the registration statement, including the prospectus/offer to exchange included therein, and the other documents filed, or to be filed, with the SEC by Smith & Nephew Group or Centerpulse relating to the Centerpulse offer, because they contain important information about the Centerpulse offer. You may obtain a free copy of these documents from the SEC's Web site at www.sec.gov. You may also obtain this information from Morrow & Co., Inc., the US information agent for the Centerpulse offer, at (800) 607-0088, or by e-mail at centerpulse.info@morrowco.com







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